

Just Cause Apparel
Investor Report
4th Quarter 2025

Introduction

As we close the year, Just Cause Apparel enters its next chapter with greater clarity, humility, and operational discipline than at any point since our initial fundraising. This year did not unfold as we originally envisioned. We invested ahead of revenue, pursued scale earlier than our balance sheet could comfortably support, and assumed that our mission, professionalization, and external sales effort would translate more quickly into top-line acceleration. While those efforts improved our infrastructure and sharpened our brand, they did not produce the return we expected in the timeframe required. That gap forced us to confront hard truths about timing, scale, and what kind of company JCA is best positioned to be.

What did become clear, however, is that the core business works. We closed the year with approximately $1.1M in trailing twelve-month revenue, stable mid-30% gross margins, and exceptional retention among our institutional customers. Groups that work with JCA continue to reorder, expand programs, and advocate internally on our behalf. Our supply chain, fulfillment partners, and operational processes are capable of supporting significantly more volume, but we've learned that growth is strongest when it is intentional rather than forced. In short, we proved product-market fit and service excellence, even as we recalibrated how aggressively to pursue expansion.

Looking ahead, our focus is deliberate and grounded. We are re-committing to being the company that can reliably generate $1M+ in annual revenue with a replicable 10–12% margin, built on trusted relationships, disciplined costs, and a mission that differentiates without overwhelming the customer. Growth will come from deepening existing accounts, selectively onboarding aligned partners, and resisting the temptation to chase scale that outpaces our capital structure. We are positioning JCA to grow slowly, credibly, and profitably — and to be genuinely attractive when the right strategic opportunity eventually emerges.

As founder, I take responsibility for pushing too hard, too early. That experience has sharpened my conviction about what makes JCA special: focus, trust, service, and restraint. We are ending the year smaller than our most ambitious projections — but stronger, clearer, and better prepared for the future than we have ever been.



GEAR UP. GIVE BACK.

Operations

- **Operational scale with controlled execution:** JCA closed the year with approximately $1.07M in revenue, supported by a fully built logistics and fulfillment infrastructure capable of handling enterprise-level complexity, including custom catalogs, controlled branding, and distributed ordering, without meaningful incremental fixed-cost expansion.
- **Cost discipline and burn reduction:** Through deliberate expense management in the second half of the year, total operating expenses finished ~10% under budget, with personnel costs reduced meaningfully and professional fees down over $100K year-over-year, resulting in a materially lower and more predictable monthly burn rate with no loss in customer support.
- **Margin stability despite smaller-order mix:** Gross margin finished the year at approximately 35%, reflecting disciplined pricing and supply-chain management even as revenue shifted toward smaller, more frequent programs rather than single large accounts—validating the durability of the operating model.
- **Liquidity managed to plan while preserving service quality:** The company ended December with approximately $93K in cash, reflecting a controlled and intentional drawdown consistent with plan, while maintaining strong liquidity ratios and uninterrupted service to customers across all programs.

Strategic Review and Market Outlook

On the strategic front, we explored potential sale and partnership opportunities with multiple parties. Larger organizations validated our mission, brand, and customer loyalty but concluded that our current scale falls below their acquisition threshold. Smaller firms expressed strong interest but lacked the capital to transact. Rather than view this as a dead end, we see it as confirmation that value creation at JCA is not complete yet. The most credible path forward is not an urgency-driven exit, but rather patient strengthening of a business that already works by intentionally targeting companies whose size and needs align with what we've built.

By targeting programs that are appropriately sized for our current scale, we can deploy our infrastructure efficiently, deepen relationships quickly, and generate recurring revenue without the long sales cycles, pricing pressure, and brand inertia that accompany large RFP-driven pursuits. This approach allows us to grow deliberately, preserve margin, and create real value for customers who need sophistication without bureaucracy. Over time, this strategy positions JCA not as a scaled-down enterprise vendor, but as a purpose-built partner for organizations that want enterprise-level logistics with a human-scale relationship which is a positioning that aligns with both our mission and our long-term financial health.



GEAR UP. GIVE BACK.

Financial Update *(See attached)*

Financially, the second half of the year was about regaining control. We reduced our monthly burn from peak levels earlier in the year to approximately $30–35K, exited high-cost professional and consulting arrangements, and returned the organization to a lean operating posture without compromising customer service. While the company remains unprofitable on a year-to-date basis, losses narrowed meaningfully compared with 2024, and the trajectory now reflects a business moving toward sustainability rather than chasing scale through spend. Our early 2026 budget forecast indicates a return to net positive monthly cash flow under the current operating model.

2025 highlights:
- Revenue totaled $1,076,967. This was a 30% increase from 2024 totals.
- Gross profit was $373,987 for a 35% gross margin. Gross margin in 2024 was 38%.
- Operating expenses in 2025 totaled $559,564 vs. $666,748 in 2024. This is a 16% reduction YOY.
- Net operating loss incurred in 2025 was $182,639 vs. a budgeted loss of $244,252.
- Our current payroll expense is $13,730 compared to an expense of $52,664 at our max in February 2025.
- Overall net loss after other income/expenses was $182,639.

Cash activity:
With the net loss of $182,639, plus $17,000 paid out for additions to fixed assets and paying off other debt balances throughout 2025, the cash position declined from $357,321 in January 2025 to $92,680 in December. However, with changes made in 2025, the cash burn rate has slowed substantially. ***In fact, our early January financials show that we have returned to a positive monthly cashflow.***

Looking Ahead

Looking ahead, Just Cause Apparel is intentionally refining its point of differentiation. While our philanthropic roots remain part of our DNA, we have learned that reliability, control, and operational execution—not charity alone—are what ultimately sustain long-term partnerships. Over the past several years, we have invested heavily in building enterprise-grade logistics: curated product catalogs, controlled branding environments, disciplined fulfillment, and the ability to support complex ordering rules across distributed workforces. That infrastructure is now a strength, and it is where JCA creates the most tangible value for customers.
As we move forward, our focus will be on serving organizations that need custom apparel programs that simply work—groups that value consistency, speed, and administrative simplicity more than novelty or scale. By emphasizing logistics and program design as our primary differentiator, we can deliver enterprise-level capability to organizations that are often overlooked by national vendors, while preserving margin and deepening relationships. Philanthropy remains an option within our



GEAR UP. GIVE BACK.

model, not the centerpiece of our sales narrative. This shift allows us to compete on fundamentals, grow deliberately, and position JCA as a trusted operational partner rather than a cause-driven exception.

What Success Looks Like in 12 Months

In twelve months, success for Just Cause Apparel does not require explosive growth or a liquidity event. Instead, success is defined by a business that is predictable, disciplined, and credibly positioned for its next strategic step.

Financially, success means consistently generating **$1.0–$1.3M in annualized revenue** with a **replicable 10–12% operating margin**, supported by positive monthly cash flow and no reliance on external capital. The business should be able to fund itself, absorb normal seasonality, and make modest reinvestments without increasing burn.

Operationally, success means fully leveraging the logistics infrastructure already in place: multiple controlled catalogs, reliable fulfillment, tight turnaround times, and minimal exception handling. The company should be running smoothly at its current scale, with complexity managed through process rather than people, and without adding fixed costs to chase incremental revenue.

Commercially, success looks like a portfolio of **right-sized, recurring customer programs**, particularly small to mid-sized organizations that value reliability, customization, and administrative simplicity. Growth should come primarily from deeper penetration of existing relationships and selective onboarding of aligned new partners, not from large RFP pursuits with long sales cycles and pricing pressure.

Strategically, success means JCA is no longer "in between stages." The company should be clearly positioned as a **logistics-led apparel partner**, with philanthropy as an optional feature rather than the lead narrative. From that position, JCA becomes genuinely attractive—either as a stable standalone business, a tuck-in acquisition for the right buyer, or a platform that can thoughtfully scale when conditions are right.

Put simply: in twelve months, success is a company that works **without heroics**—steady, credible, and ready for opportunity rather than chasing it.

Sincerely,

Scott Porter
Founder, Just Cause Apparel



Dashboard



This year vs last year

Revenue ■ Last Year ■

Month	Revenue	Last Year
Jan 25	$108.2K	$88.4K
Feb 25	$138.3K	$55.1K
Mar 25	$102.0K	$57.9K
Apr 25	$101.3K	$64.0K
May 25	$104.9K	$73.7K
Jun 25	$62.9K	$53.8K
Jul 25	$116.2K	$90.9K
Aug 25	$84.1K	$67.4K
Sep 25	$81.0K / $78.9K	
Oct 25	$77.8K	$72.7K
Nov 25	$59.8K	$57.9K
Dec 25	$49.6K	$58.5K

Expenses This year vs last year

Expenses ■ Last Year ■

Month	Expenses	Last Year
Jan 25	$33.8K	$14.5K
Feb 25	$69.4K	$31.5K
Mar 25	$71.8K	$46.8K
Apr 25	$65.8K	$59.4K
May 25	$68.0K	$65.1K
Jun 25	$47.4K	$47.2K
Jul 25	$40.7K	$49.0K
Aug 25	$41.9K	$113.2K
Sep 25	$35.0K	$53.5K
Oct 25	$31.8K	$82.0K
Nov 25	$28.8K	$55.1K
Dec 25	$28.4K	$46.4K

Top 10 Expenses

Salaries and Wages	$16,883
Accounting	$3,413
Contract Labor	$2,000
Dues and Subscriptions	$1,761
Payroll Taxes	$1,266
Advertising and Promotion	$805
Website Design & Maintenance	$796
Insurance Expense	$759
IT Costs	$354
Worker's Comp Insurance	$199

Top 10 Expenses (2025)

Salaries and Wages	$344,853
Website Design & Maintenance	$46,300
Accounting	$44,366
Contract Labor	$28,060
Payroll Taxes	$27,833
Dues and Subscriptions	$27,218
Insurance Expense	$23,587
Advertising and Promotion	$20,517
IT Costs	$12,646
Consulting	$3,618

Liquidity Trend



■ Quick Ratio   ■ Current Ratio

Cash on Hand



— Cash on Hand   ⋯ Forecast

Balance Sheet - Current Period vs. Prior Period

	Dec 2025	Nov 2025	Change ($)
ASSETS			
Cash & Equivalents			
SF Checking	$5,657	$21,635	($15,978)
SF Money Market	$81,859	$81,746	$113
Stripe Account	$608	$413	$195
WF Checking	$4,556	$12,152	($7,596)
Total Cash & Equivalents	**$92,680**	**$115,947**	**($23,267)**
Accounts Receivable			
Accounts Receivable	$56,022	$64,672	($8,649)
Other Current Assets			
Prepaid Expenses	$1,301	$2,652	($1,351)
Undeposited Funds	$312	$212	$100
Total Other Current Assets	**$1,613**	**$2,864**	**($1,251)**
Total Current Assets	**$150,315**	**$183,483**	**($33,167)**
Fixed Assets			
Accum Amortization - Website Design	($8,650)	($8,650)	$0
Organizational Cost	$2,024	$2,024	$0
Website Design	$25,650	$25,650	$0
Total Fixed Assets	**$19,024**	**$19,024**	**$0**
Total Non-Current Assets	**$19,024**	**$19,024**	**$0**
Total Assets	**$169,340**	**$202,507**	**($33,167)**
LIABILITIES			
Short Term Debt			
Southern First LOC 2	$40	$40	$0
Wells Fargo LOC	$4,822	$4,487	$335
Total Short Term Debt	**$4,862**	**$4,527**	**$335**
Accounts Payable			
Accounts Payable	$52,911	$78,758	($25,847)
Other Current Liabilities			
Customer Prepayments	$0	$845	($845)
Payroll Liabilities	$104	$104	$0
Sales Tax Payable	$568	$541	$28
Unredeemed Gift Cards	$2,869	$2,869	$0
Total Other Current Liabilities	**$3,541**	**$4,359**	**($817)**
Total Current Liabilities	**$61,314**	**$87,644**	**($26,330)**
Other Non-Current Liabilities			
Convertible Notes	$705,000	$705,000	$0
Interest Payable	$42,563	$42,563	$0
Total Other Non-Current Liabilities	**$747,563**	**$747,563**	**$0**
Total Non-Current Liabilities	**$747,563**	**$747,563**	**$0**
Total Liabilities	**$808,877**	**$835,207**	**($26,330)**
EQUITY			
Retained Earnings			
Retained Earnings	($605,109)	($605,109)	$0
Current Earnings			
Net Income	($182,639)	($175,801)	($6,837)

	Dec 2025	Nov 2025	Change ($)
Other Equity			
Bitner Equity	$10,000	$10,000	$0
Curran Equity	$10,000	$10,000	$0
Dye Equity	$10,000	$10,000	$0
Fowler Equity	$10,000	$10,000	$0
Gurich Equity	$10,000	$10,000	$0
Jeray Equity	$10,000	$10,000	$0
Johnson Equity	$8,000	$8,000	$0
Langan Equity	$15,000	$15,000	$0
Lundy Equity	$10,000	$10,000	$0
McKeown Equity	$15,000	$15,000	$0
Morgan Equity	$10,000	$10,000	$0
Porter Equity	$21,743	$21,743	$0
Webber Equity	$15,000	$15,000	$0
Wright Equity	$15,000	$15,000	$0
APIC	($21,533)	($21,533)	$0
Total Other Equity	**$148,210**	**$148,210**	**$0**
Total Equity	**($639,537)**	**($632,700)**	**($6,837)**
Total Liabilities & Equity	**$169,340**	**$202,507**	**($33,167)**

Balance Sheet - Current Year vs. Prior Year

	2025	2024	Change ($)
ASSETS			
Cash & Equivalents			
SF Checking	$5,657	$5,219	$438
Paypal Account	$0	$380	($380)
SF CD - 0300	$0	$100,000	($100,000)
SF CD - 0301	$0	$150,000	($150,000)
SF Money Market	$81,859	$93,414	($11,555)
Stripe Account	$608	$235	$372
WF Checking	$4,556	$8,073	($3,517)
Total Cash & Equivalents	**$92,680**	**$357,321**	**($264,641)**
Accounts Receivable			
Accounts Receivable	$56,022	$50,568	$5,454
Other Current Assets			
Prepaid Expenses	$1,301	$2,220	($919)
Undeposited Funds	$312	$212	$100
Other Receivable	$0	$5,193	($5,193)
Total Other Current Assets	**$1,613**	**$7,625**	**($6,012)**
Total Current Assets	**$150,315**	**$415,514**	**($265,199)**
Fixed Assets			
Accum Amortization - Website Design	($8,650)	($8,650)	$0
Organizational Cost	$2,024	$2,024	$0
Website Design	$25,650	$8,650	$17,000
Total Fixed Assets	**$19,024**	**$2,024**	**$17,000**
Total Non-Current Assets	**$19,024**	**$2,024**	**$17,000**
Total Assets	**$169,340**	**$417,539**	**($248,199)**
LIABILITIES			
Short Term Debt			
Southern First LOC 2	$40	$25,062	($25,022)
Wells Fargo LOC	$4,822	$1,252	$3,569
Total Short Term Debt	**$4,862**	**$26,314**	**($21,453)**
Accounts Payable			
Accounts Payable	$52,911	$45,224	$7,687
Other Current Liabilities			
Accrued Expenses	$0	$14,640	($14,640)
Payroll Liabilities	$104	$0	$104
Sales Tax Payable	$568	$514	$54
Unredeemed Gift Cards	$2,869	$2,869	$0
Total Other Current Liabilities	**$3,541**	**$18,023**	**($14,482)**
Total Current Liabilities	**$61,314**	**$89,561**	**($28,247)**
Other Non-Current Liabilities			
Convertible Notes	$705,000	$705,000	$0
Due To/From Officer -M. Johnson	$0	$15,780	($15,780)
Interest Payable	$42,563	$42,563	$0
Total Other Non-Current Liabilities	**$747,563**	**$763,343**	**($15,780)**
Total Non-Current Liabilities	**$747,563**	**$763,343**	**($15,780)**
Total Liabilities	**$808,877**	**$852,904**	**($44,028)**
EQUITY			

	2025	2024	Change ($)
Retained Earnings			
Retained Earnings	($605,109)	($183,780)	($421,328)
Current Earnings			
Net Income	($182,639)	($421,328)	$238,690
Other Equity			
Bitner Equity	$10,000	$10,000	$0
Curran Equity	$10,000	$10,000	$0
Dye Equity	$10,000	$10,000	$0
Fowler Equity	$10,000	$10,000	$0
Gurich Equity	$10,000	$10,000	$0
Jeray Equity	$10,000	$10,000	$0
Johnson Equity	$8,000	$8,000	$0
Langan Equity	$15,000	$15,000	$0
Lundy Equity	$10,000	$10,000	$0
McKeown Equity	$15,000	$15,000	$0
Morgan Equity	$10,000	$10,000	$0
Porter Equity	$21,743	$21,743	$0
Webber Equity	$15,000	$15,000	$0
Wright Equity	$15,000	$15,000	$0
APIC	($21,533)	$0	($21,533)
Total Other Equity	**$148,210**	**$169,743**	**($21,533)**
Total Equity	**($639,537)**	**($435,365)**	**($204,172)**
Total Liabilities & Equity	**$169,340**	**$417,539**	**($248,199)**

Profit & Loss - Current Period vs. Prior Year

	Dec 2025	Dec 2024	Change
Revenue			
Sales			
Website	$4,529	$3,788	$741
Sales	$45,084	$54,330	($9,246)
Total Sales	**$49,613**	**$58,118**	**($8,505)**
Service/Fee Income	$0	$25	($25)
Shipping Income	$0	$400	($400)
Total Revenue	**$49,613**	**$58,543**	**($8,930)**
Cost of Goods Sold			
Cost of Goods Sold			
Apparel	$16,299	$21,621	($5,322)
Apparel Shipping	$2,652	$8,534	($5,882)
Embroidery	$691	$4,801	($4,110)
Fullfillment	$1,874	$1,309	$565
QuickBooks Payments Fees	$130	$3	$126
Screenprinting	$0	$122	($122)
Scrubs			
Embroidery	$153	$0	$153
Scrubs Shipping	$304	$81	$224
Scrubs	$8,502	$676	$7,826
Total Scrubs	**$8,959**	**$757**	**$8,202**
Total Cost of Goods Sold	**$30,606**	**$37,147**	**($6,542)**
Total Cost of Goods Sold	**$30,606**	**$37,147**	**($6,542)**
Gross Profit	**$19,007**	**$21,395**	**($2,388)**
Gross Profit Margin (%)	**38.31%**	**36.55%**	**1.76%**
Expenses			
Business and Development			
Advertising and Promotion	$805	$3,043	($2,238)
Corporate & Gen Admin			
Bank Service Charges	$36	$4	$32
Computer and Internet Expenses			
IT Costs	$354	$708	($354)
Website Design & Maintenance	$796	$3,843	($3,048)
Total Computer and Internet Expenses	**$1,149**	**$4,551**	**($3,401)**
Dues and Subscriptions	$1,761	($2,427)	$4,188
Insurance Expense	$759	$486	$273
Office Supplies	$0	$1,099	($1,099)
Postage	$0	$21	($21)
Total Corporate & Gen Admin	**$3,705**	**$3,734**	**($29)**
Personnel Expenses			
Contract Labor	$2,000	$3,065	($1,065)
Payroll Expenses			
Payroll Service Fees	$80	$80	$0
Payroll Taxes	$1,266	$827	$438
Salaries and Wages	$16,883	$32,200	($15,317)
Total Payroll Expenses	**$18,229**	**$33,107**	**($14,878)**
Worker's Comp Insurance	$199	$45	$154
Total Personnel Expenses	**$20,428**	**$36,217**	**($15,789)**
Professional Fees			

	Dec 2025	Dec 2024	Change
Accounting	$3,413	$3,413	$0
Consulting	$0	$27	($27)
Total Professional Fees	**$3,413**	**$3,439**	**($27)**
Total Expenses	**$28,350**	**$46,433**	**($18,083)**
Operating Profit	**($9,343)**	**($25,038)**	**$15,695**
Operating Profit Margin (%)	**-18.83%**	**-42.77%**	**23.94%**
Other Income			
Interest Income	$113	$185	($72)
Misc Income	$2,438	$0	$2,438
Sales Tax Discounts	$15	$66	($51)
Other Expenses			
Donations	$0	$12,800	($12,800)
Interest Expense	$60	$42,651	($42,591)
Earnings Before Interest & Tax	**($6,837)**	**($80,238)**	**$73,401**
Net Income	**($6,837)**	**($80,238)**	**$73,401**
Net Income Margin (%)	**-13.78%**	**-137.06%**	**123.28%**

Profit & Loss - Current YTD vs. Prior YTD (Detail)

	2025	2024	Change ($)
Revenue			
Sales			
Credit Card Processing Fee	$0	($513)	$513
T-shirts	$1,083	$0	$1,083
Website	$78,750	$73,732	$5,018
Sales	$992,612	$732,323	$260,289
Total Sales	**$1,072,445**	**$805,543**	**$266,903**
Service/Fee Income	$382	$200	$182
Shipping Income	$4,140	$22,535	($18,395)
Total Revenue	**$1,076,967**	**$828,277**	**$248,690**
Cost of Goods Sold			
Cost of Goods Sold			
Apparel	$398,073	$311,333	$86,741
Apparel Shipping	$121,473	$110,730	$10,743
Discount	($164)	$0	($164)
Embroidery	$103,288	$57,711	$45,576
Fullfillment	$40,247	$8,433	$31,814
Merchant Account Fees	$0	$2,731	($2,731)
QuickBooks Payments Fees	$2,030	$1,290	$740
Sales Tax Paid	$0	$2	($2)
Screenprinting	$646	$1,038	($392)
Scrubs	$37,388	$12,286	$25,102
T-shirts	$0	($30)	$30
Cost of Goods Sold	$0	$3,556	($3,556)
Total Cost of Goods Sold	**$702,980**	**$509,080**	**$193,900**
Total Cost of Goods Sold	**$702,980**	**$509,080**	**$193,900**
Gross Profit	**$373,987**	**$319,197**	**$54,790**
Gross Profit Margin (%)	**34.73%**	**38.54%**	**-3.81%**
Expenses			
Business and Development			
Advertising and Promotion	$20,517	$24,550	($4,032)
Meals	$0	$6,783	($6,783)
Travel Expense	$0	$7,973	($7,973)
Total Business and Development	**$20,517**	**$39,305**	**($18,788)**
Corporate & Gen Admin			
Bank Service Charges	$399	$1,358	($959)
Computer and Internet Expenses	$58,945	$82,916	($23,971)
Dues and Subscriptions	$27,218	$22,857	$4,361
Gifts	$0	$255	($255)
Insurance Expense	$23,587	$4,219	$19,368
Licenses & Fees	$169	$656	($487)
Office Supplies	$1,312	$3,808	($2,496)
Postage	$0	$216	($216)
State Income Tax Expense	$0	($374)	$374
Taxes	($3,439)	$8,125	($11,564)
Total Corporate & Gen Admin	**$108,191**	**$124,036**	**($15,845)**
Personnel Expenses			

These financial statements have not been subjected to an audit, review, or compilation engagement, and no assurance is provided on them. Substantially all disclosures required by the accrual basis of accounting are omitted.

	2025	2024	Change ($)
Contract Labor	$28,060	$17,252	$10,808
Payroll Expenses	$374,405	$358,048	$16,358
Worker's Comp Insurance	$1,940	$1,448	$492
Total Personnel Expenses	**$404,405**	**$376,747**	**$27,658**
Professional Fees			
Accounting	$44,366	$47,577	($3,211)
Consulting	$3,618	$55,515	($51,898)
Legal Fees	($21,533)	$23,568	($45,101)
Total Professional Fees	**$26,451**	**$126,660**	**($100,209)**
Total Expenses	**$559,564**	**$666,748**	**($107,184)**
Operating Profit	**($185,577)**	**($347,551)**	**$161,974**
Operating Profit Margin (%)	**-17.23%**	**-41.96%**	**24.73%**
Other Income			
Interest Income	$10,165	$1,604	$8,561
Misc Income	$2,438	$0	$2,438
Sales Tax Discounts	$194	$164	$30
Other Expenses			
Donations	$5,900	$28,050	($22,150)
Interest Expense	$3,959	$47,495	($43,536)
Earnings Before Interest & Tax	**($182,639)**	**($421,328)**	**$238,690**
Net Income	**($182,639)**	**($421,328)**	**$238,690**
Net Income Margin (%)	**-16.96%**	**-50.87%**	**33.91%**

Profit & Loss - Trailing 12 months

INCOME STATEMENT	Jan 2025	Feb 2025	Mar 2025	Apr 2025	May 2025	Jun 2025	Jul 2025	Aug 2025	Sep 2025	Oct 2025	Nov 2025	Dec 2025	Total
Revenue													
Sales	$107,191	$137,445	$101,999	$100,466	$103,903	$62,462	$116,186	$84,077	$78,933	$72,360	$57,810	$49,613	$1,072,445
Service/Fee Income	$0	$0	$25	$0	$0	$50	$0	$0	$0	$275	$32	$0	$382
Shipping Income	$1,039	$819	$10	$839	$958	$430	$0	$0	$0	$29	$16	$0	$4,140
Total Revenue	**$108,230**	**$138,264**	**$102,034**	**$101,305**	**$104,861**	**$62,941**	**$116,186**	**$84,077**	**$78,933**	**$72,664**	**$57,858**	**$49,613**	**$1.077M**
Cost of Goods Sold													
Cost of Goods Sold	$66,773	$86,151	$73,573	$61,134	$72,160	$48,981	$71,186	$53,550	$49,978	$51,771	$37,116	$30,606	$702,980
Gross Profit	**$41,457**	**$52,113**	**$28,460**	**$40,171**	**$32,701**	**$13,961**	**$45,000**	**$30,527**	**$28,955**	**$20,892**	**$20,742**	**$19,007**	**$373,987**
Gross Profit Margin (%)	38.30%	37.69%	27.89%	39.65%	31.19%	22.18%	38.73%	36.31%	36.68%	28.75%	35.85%	38.31%	34.73%
Expenses													
Business and Development	$3,527	$3,474	$3,283	$826	$2,283	$903	$783	$2,283	$783	$783	$783	$805	$20,517
Corporate & Gen Admin	$9,556	$10,176	$15,709	$12,896	$9,167	$13,335	$10,638	$8,484	$5,816	$4,592	$4,116	$3,705	$108,191
Personnel Expenses	$38,828	$52,344	$48,722	$48,182	$47,174	$29,542	$25,861	$24,918	$24,973	$22,974	$20,460	$20,428	$404,405
Professional Fees	($18,120)	$3,413	$4,053	$3,913	$6,495	$3,413	$3,413	$6,224	$3,413	$3,413	$3,413	$3,413	$26,451
Total Expenses	**$33,790**	**$69,407**	**$71,766**	**$65,817**	**$65,119**	**$47,192**	**$40,695**	**$41,909**	**$34,985**	**$31,761**	**$28,772**	**$28,350**	**$559,564**
Operating Profit	**$7,667**	**($17,294)**	**($43,306)**	**($25,646)**	**($32,418)**	**($33,232)**	**$4,305**	**($11,382)**	**($6,030)**	**($10,869)**	**($8,030)**	**($9,343)**	**($185,577)**
Operating Profit Margin (%)	7.08%	-12.51%	-42.44%	-25.32%	-30.91%	-52.80%	3.71%	-13.54%	-7.64%	-14.96%	-13.88%	-18.83%	-17.23%
Other Income													
Interest Income	$2,209	$360	$44	$42	$43	$35	$6,197	$553	$302	$146	$121	$113	$10,165
Misc Income	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$2,438	$2,438
Sales Tax Discounts	$19	$13	$16	$22	$14	$20	$17	$15	$13	$15	$15	$15	$194
Other Expenses													
Donations	$100	$0	$0	$0	$0	$0	$0	$0	$5,800	$0	$0	$0	$5,900
Interest Expense	$281	$478	$348	$340	$359	$277	$508	$215	$476	$535	$81	$60	$3,959
Earnings Before Interest & Tax	**$9,514**	**($17,398)**	**($43,595)**	**($25,922)**	**($32,719)**	**($33,453)**	**$10,011**	**($11,029)**	**($11,991)**	**($11,244)**	**($7,975)**	**($6,837)**	**($182,639)**
Net Income	**$9,514**	**($17,398)**	**($43,595)**	**($25,922)**	**($32,719)**	**($33,453)**	**$10,011**	**($11,029)**	**($11,991)**	**($11,244)**	**($7,975)**	**($6,837)**	**($182,639)**
Net Income Margin (%)	8.79%	-12.58%	-42.73%	-25.59%	-31.20%	-53.15%	8.62%	-13.12%	-15.19%	-15.47%	-13.78%	-13.78%	-16.96%

Statement of Cash Flows

	Dec 2025	2025
OPERATING ACTIVITIES		
Net Income	($6,837)	($182,639)
Change in Accounts Payable	($25,847)	$7,687
Change in Other Current Liabilities	($817)	($14,482)
Change in Accounts Receivable	$8,649	($5,454)
Change in Other Current Assets	$1,251	$6,012
Cash Flow from Operating Activities	**($23,601)**	**($188,875)**
INVESTING ACTIVITIES		
Change in Fixed Assets (ex. Depn and Amort)	$0	($17,000)
Cash Flow from Investing Activities	**$0**	**($17,000)**
FINANCING ACTIVITIES		
Change in Other Equity	$0	($21,533)
Change in Short Term Debt	$335	($21,453)
Change in Other Non-Current Liabilities	$0	($15,780)
Cash Flow from Financing Activities	**$335**	**($58,766)**
Change in Cash & Equivalents	**($23,267)**	**($264,641)**
Cash & Equivalents, Opening Balance	$115,947	$357,321
Cash & Equivalents, Closing Balance	$92,680	$92,680